SIGMA OPPORTUNITY FUND, LLC 800 Third Avenue Suite 1701 New York, New York 10022		SIGMA BERLINER LLC 800 Third Avenue Suite 1701 New York, New York 10022
May 14, 2007

Berliner Communications, Inc. (the “Company”)
20 Bushes Lane
Elmwood Park, NJ 07407

In Re:
7% Senior Subordinated Secured Convertible Notes Due 2008 issued to Sigma Opportunity Fund, LLC (“Sigma”) in the original principal amount of $3,000,000 (the “Sigma Note”); Sigma Berliner LLC (“SBLLC”) in the original principal amount of $1,500,000 (the “SBLLC Note”); Pacific Asset Partners (“Pacific”) in the original principal amount of $1,000,000; and to Operis Partners I LLC (“Operis”) in the original principal amount of $500,000 (collectively the notes issued to Pacific and Operis shall be referred to as the “Other Notes” and the Sigma Note, the SBLLC Note and the Other Notes shall be, collectively, the “Notes”).

Gentlemen:

Sigma and SBLLC, as holders representing of a majority in interest of the aggregate principal amount of all of the Company’s 7% Senior Subordinated Secured Convertible Notes, exercising their authority under Section 7.3 of the Sigma Note, the Sigma Berliner Note and each of the Other Notes, hereby waive any adjustment to the Conversion Price of the Notes pursuant to the proviso of the definition of Conversion Price contained in the Notes and Exhibit E thereto. For greater clarity, this waiver is intended to mean that if the Company does not attain the revenue or EBITDA projections for the fiscal year ended June 30, 2007 set forth in Exhibit E to the Notes, this will not impact the Conversion Price of the Notes.

AGREED AND ACCEPTED:	Very truly yours, SIGMA OPPORTUNITY FUND, LLC By: Sigma Capital Advisors, LLC By: /s/ Thom Waye Name: Thom Waye Title: Manager
BERLINER COMMUNICATIONS, INC. By: /s/ Rich Berliner Rich Berliner, President BCI COMMUNICATIONS, INC. By: /s/ Rich Berliner Rich Berliner, President	SIGMA BERLINER LLC By: Sigma Capital Advisors, LLC By: /s/ Thom Waye Name: Thom Waye Title: Manager